SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                               Commission File Number   0-26006
                                                                       ---------

(Check one)        |X|  Form 10-K         |_|  Form 20-F     |_| Form 11-K
                   |_|  Form 10-Q         |_|  Form 10-D     |_| Form N-SAR
                   |_|  Form N-CSR

         For period ended   DECEMBER 31, 2005
                          -------------------------------------

         ___ Transition Report on Form 10-K

         ___ Transition Report on Form 20-F

         ___ Transition Report on Form 11-K

         ___ Transition Report on Form 10-Q

         ___ Transition Report on Form N-SAR

         For the transition period ended ___________________________

READ  INSTRUCTION (ON BACK PAGE) BEFORE  PREPARING  FORM.  PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________
________________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant   TARRANT APPAREL GROUP
                        --------------------------------------------------------

Former name if applicable
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Address of  principal  executive  office  (STREET AND NUMBER)

                                         3151 EAST WASHINGTON BLVD.
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City, state and zip code                LOS ANGELES, CALIFORNIA 90023
                           -----------------------------------------------------


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                                    PART II
                             RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        | (a)      The reasons  described  in  reasonable  detail in Part III of
        |          this form  could  not be  eliminated  X without  unreasonable
        |          effort or expense;
        |
        | (b)      The subject annual  report,  semi-annual  report,  transition
        |          report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
   |X|  |          N-CSR,  or  portion  thereof  will be filed on or before  the
        |          fifteenth  calendar day following the prescribed due date; or
        |          the subject  quarterly  report or  transition  report on Form
        |          10-Q or subject  distribution report on Form 10-D, or portion
        |          thereof,  will be filed on of before the fifth  calendar  day
        |          following the prescribed due date; and
        |
        | (c)      The accountant's  statement or other exhibit required by Rule
        |          12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  The Registrant's Form 10-K, for the year ended December 31, 2005, could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained by registrant within such time period without unreasonable effort or expense.

                                    PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        CORAZON REYES                   (323)                    780-8250
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          (Name)                      (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                    12b25-2

                              TARRANT APPAREL GROUP
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  MARCH 31, 2006      By:        /S/ CORAZON REYES
       --------------          ----------------------------------------
                               Name:  Corazon Reyes
                               Title: Chief Financial Officer

         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).


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                          PART IV - OTHER INFORMATION

(3)      EXPLANATION OF ANTICIPATED CHANGE

The Registrant's net sales for the fiscal year ended December 31, 2005 increased 38.1% to $214.6 million compared to $155.5 million in fiscal year 2004. Net income for fiscal 2005 was $1.0 million, or $0.03 per diluted share, compared to a net loss of $104.7 million, or $(3.64) per share for fiscal 2004. The net income for fiscal 2005 included the write off of prepaid minimum royalty of $1.2 million. The net loss for fiscal 2004 included a $100.8 million charge related to the impairment of certain of the Registrant's Mexico assets and cumulative currency translation loss. The increase in net sales was primarily due to increased sales of Private Brands, which was $55.0 million in 2005 compared to $21.7 million in 2004. Private Label sales in 2005 were $159.6 million compared to $133.8 million in 2004.


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